Mail Stop 0510

      June 1, 2005

Mr. John C. Regan
PDG Environmental, Inc.
1386 Beulah Road, Building 801
Pittsburgh, Pennsylvania 15235

      Re:	PDG Environmental, Inc.
		Form 10-K for the year ended January 31, 2005
      Filed May 2, 2005
      File No. 0-13667

Dear Mr. Regan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2005

General
Cover Page
1. We note the disclosure regarding the market value of the voting stock held by non-affiliates of your company. This calculation must be made as of the last business day of your company`s most recently completed second fiscal quarter. In future filings, please revise accordingly. Refer to the instructions to Form 10-K.




Management`s Discussion and Analysis, page 11
Results of Operations, page 13
2. In future filings, if you indicate that a change in your results was due to several factors, please quantify the impact of each factor. For example, when discussing the increase in revenues from fiscal 2004 to fiscal 2005, you should quantify the revenues resulting from the four hurricanes that hit the southeastern region of the United States, and when discussing the factors that contributed to increased selling, general and administrative expenses, you should quantify the impact of each factor that you mention.

3. Please revise future filings to analyze both the dollar change in your gross profit and the change in your gross margin as a percentage of revenues. In this regard, we note that although your gross profit increased in fiscal 2005, your gross margin decreased by approximately 200 basis points. We believe that an analysis of changes in your gross margin will provide your readers with a better understanding of your business.

Report of Independent Registered Public Accounting Firm, page F-1
4. We note that the report of Parente Randolph, LLC refers to and relies upon the report of Stokes & Hinds, LLC for an unqualified opinion on your financial statements for the year ended January 31,
2003.  We further note that Stokes & Hinds, LLC merged into
Parente
Randolph, LLC during 2003. Please amend your Form 10-K to provide all audit opinions necessary to cover the three years of financial statements included in your filing. Refer to Rule 2-05 of Regulation
S-X. Also ensure that you include a consent from each accounting firm whose report is included in your filing.

Consolidated Statements of Operations, page F-4
5. We note that you have classified gains on the sale of fixed assets
as part of total other income/expense.  Please refer to paragraph
45
of SFAS 144, and tell us how you determined that this classification was appropriate. If necessary, revise future filings to reclassify these gains, and any future similar gains and losses, as part of the subtotal captioned income from continuing operations.

Note 2-Significant Accounting Policies, page F-7
Property, Plant and Equipment, F-8
6. Please revise future filings to separately disclose the estimated useful lives for each major category of property, plant and equipment. We believe that this is important information to your readers.





Note 10-Compensation Plans, page F-13
7. Please revise future filings to disclose the weighted-average grant date fair value of options granted during each year for which an income statement is provided. Refer to paragraph 47(b) of SFAS 123.
Note 16-Commitments and Contingencies, page F-17
8. We note your disclosure under Item 3 on page 9 that states that you are not aware of any pending or threatened litigation that you believe is reasonably likely to have a material adverse effect on your financial statements. We remind you that this disclosure does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss has been incurred, even if litigation has not been threatened. In that case, you must indicate the nature of the contingency and either (a) disclose the estimated loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. If applicable, revise future filings to provide such disclosures.

Controls and Procedures, page 17
9. We note your statement that the Chief Executive Officer and Chief
Financial Officer concluded that your disclosure controls and procedures have been designed and are functioning effectively "except certain material weaknesses that were identified by our external auditors". Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please amend your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

10. We note your statement that your disclosure controls and procedures were designed and functioning effectively "to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and forms". Amend to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief financial officer and chief executive officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may revise future filings to state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in
Exchange Act Rule 13a-15(e).

*	*	*

		As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-
3737
or, in her absence, to the undersigned at (202) 551-3768.

      Sincerely,



      John Cash
      Accounting Branch Chief
Mr. John Regan
PDG Environmental, Inc.
June 1, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE